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February 7, 2020

VIA EDGAR

Megan F. Miller

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, D.C. 20549

Re:	FPA Capital Fund, Inc. (File Nos. 002-28157 and 811-01596); FPA New Income, Inc. (File Nos. 002-30393 and 811-01735); and FPA Paramount Fund, Inc. (File Nos. 002-14660 and 811-00852) (collectively, the “Registrants”)

Dear Ms. Miller:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff with respect to the staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of the annual shareholder reports and other filings of the Registrants. The SEC staff’s comments were provided by you to Kevin Cahill and Jonathan Massey of Dechert LLP in a telephonic discussion on January 8, 2020. Summaries of the SEC staff’s comments, followed by the related responses of the Registrants, are set forth below:

1.	Comment: The SEC staff notes that in its current prospectus dated July 31, 2019, the FPA Capital Fund, Inc. (the “Fund”) includes “Large Investor Risk” as one of its principal risks. Please explain why the Fund believes that this is a principal risk.

Response: The Fund believes that “Large Investor Risk” remains a principal risk of the Fund because of the size of the Fund (currently approximately $240 million in assets under management) and the fact that approximately 40% of the Fund’s shares are held by its 20 largest shareholders. As noted in the Fund’s prospectus, redemptions by one or more large investors may affect the performance of the Fund, may increase realized capital gains, may accelerate the realization of taxable income to shareholders and may increase transaction costs. In addition, the Fund notes that there has been a recent trend for some intermediary platforms to “rationalize” certain funds on their platform and no longer make such funds

February 7, 2020 Page 2

available to their customers if a fund’s assets under management fall below a certain threshold. If the Fund were to be rationalized by one or more platforms, such an event could catalyze significant redemptions by one more of the Fund’s 20 largest shareholders, raising the related risks discussed above.

*      *      *

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrants further acknowledge that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin F. Cahill
Kevin F. Cahill